SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 29, 2022, at 2:00 p.m., in an exclusively digital form through Zoom digital platform (“Digital Platform”), to be considered as taken place at the Company’s headquarters for the purposes of article 4, §2, item I, §3, and article 21-C, §§2 and 3 of the Brazilian Securities Commission (“CVM”) Instruction No. 481/09. The following agenda shall be resolved:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2021;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2021;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2023; and

(iv)	establish the overall management compensation for the fiscal year of 2022;

(v)	establish the compensation of the members of the Fiscal Council for the fiscal year of 2022.

(b)            Extraordinary General Meeting:

(i)	amend the Company's bylaws to:

(a)	amend item “m” and add item “q” of article 3 of the bylaws, to detail in the corporate purpose of the Company ancillary activities related to the main activities carried out by the Company, and

(b)	amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the AGOE, within the authorized capital limit;

(ii)	consolidate the Company’s by-laws.

General Information:

1.	On February 24, 2022, the following documents were published on the newspaper “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2021; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários (“CVM”) by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The AGOE shall be held in an exclusively digital form, through the Digital Platform, pursuant to the CVM Instruction No. 481/09 and in accordance with the instructions detailed in this Call Notice (“Notice”), in the Management Proposal (“Management Proposal”) and in the Manual for the Meetings (“Manual”) disclosed by the Company.

4.	With due regard for the procedures described in this Notice, in the Management Proposal and in the Manual, shareholders who decide to participate in the AGOE shall send to the Company via email to the Investor Relations Department (ri@ambev.com.br), until April 27, 2022, at 2:00 p.m., Brasília time (according to the term provided for in article 5, §3, of the CVM Instruction No. 481/09): (i) a statement attesting their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the date of the AGOE, for shareholders taking part in the Registered Stocks Fungible Custody of B3 S.A. - Brasil, Bolsa, Balcão (“B3”); and (ii) scanned copies of the following documents:

• Individual Shareholders: identity document with photo of the shareholder;

• Corporate Shareholders: (a) last consolidated bylaws or articles of association, as the case may be; (b) other documents that evidence the powers granted to the legal representative(s) of the shareholder, pursuant to its bylaws or articles of association, including, without limitation, minutes of election of directors, officers, powers of attorney, among others; and (c) identity document with photo of the legal representative(s);

• Investment Funds: (a) last consolidated regulations of the fund; (b) bylaws or articles of association of its administrator or manager, as the case may be, subject to the voting policy of the fund; (c) other documents that evidence the powers granted to the legal representative(s) of the manager or administrator of the fund, as the case may be; and (d) identity document with photo of the legal representative(s).

5.	The electronic participation system to be made available by the Company will allow Shareholders registered within the aforementioned period to participate, express themselves and vote at the AGOE without being physically present, under the terms established by CVM Instruction No. 622/20. The detailed rules and guidelines, as well as the procedures and additional information for the Shareholder's participation in the Meeting through the Digital Platform are included in the Manual.
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6.	Shareholders may exercise their voting rights through: (i) distance voting instrument, with the remittance of voting instructions prior to the holding of the AGOE; or, (ii) participation via Digital Platform at the time of the Meetings. Under the terms of CVM Instruction No. 481/09, the shareholder that wishes to exercise its voting right through the distance voting instrument, shall send it: 1) to the Company’s issued shares bookkeeper; 2) to their custodian agents who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder shall observe the rules set forth in item 12.2 of Company’s Reference Form, in the CVM Instruction No. 481/09, and the procedures described in the Management Proposal and in the Manual. Participation via Digital Platform shall be restricted to the shareholders, their representatives or attorneys-in-fact, as the case may be, who have been accredited under the terms described in item 4 above of this Notice, under the terms of the Manual, and who join the Digital Platform until the moment of opening of Meetings’ proceedings.

São Paulo, March 29, 2022.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer